SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ____________________________

                                Amendment No. 3

                                  Schedule TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     Of the Securities Exchange Act of 1934
                          ____________________________
                            Mylan Laboratories Inc.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                          ____________________________

                    Common Stock, par value $0.50 per share
                        (Titles of Class of Securities)
                          ____________________________

                                   628530107
                     (CUSIP Number of Class of Securities)
                          ____________________________

                              Edward J. Borkowski
                            Chief Financial Officer
                            Mylan Laboratories Inc.
                              1500 Corporate Drive
                         Canonsburg, Pennsylvania 15317
                                 (724) 514-1800
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Persons)
                          ____________________________
                                   Copies To:

                              Roger S. Aaron, Esq.
                             Eric L. Cochran, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                                 (212) 735-3000


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|  third-party tender offer subject to Rule 14d-1.
|x|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

          This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on June 16, 2005, as amended and supplemented by Amendment No. 1 to Schedule TO filed with the Commission on June 17, 2005 and Amendment No. 2 to Schedule TO filed with the Commission on July 11, 2005, by Mylan Laboratories Inc., a Pennsylvania corporation ("Mylan" or the "Company"), in connection with Mylan's offer to purchase for cash up to 48,780,487 shares of its common stock, par value $0.50 per share, including the associated preferred stock purchase rights (the "Common Stock"), or such lesser number of shares of Common Stock as are properly tendered and not properly withdrawn (the "Shares"), at a price not greater than $20.50 nor less than $18.00 per Share, net to the seller in cash, without interest. Mylan's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 2005 ("Offer to Purchase"), and in the related Letter of Transmittal ("Letter of Transmittal") which, as amended or supplemented from time to time, together constitute the offer.

          All information in the Offer to Purchase and in the related Letter of Transmittal is hereby expressly incorporated in this Amendment No. 3 to Schedule TO by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

         On July 15, 2005, the Company issued a press release regarding the financing for a portion of the funds that will be used to purchase Shares in the tender offer. A copy of the press release is filed as Exhibit (a)(5)(E) to this Schedule TO and is incorporated herein by reference.

ITEM 12.          Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

         (a)(5)(E)      Press release issued by Mylan on July 15, 2005.

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            MYLAN LABORATORIES INC.


                                            By:  /s/EDWARD J. BORKOWSKI
                                                 ---------------------------
                                            Name:  Edward J. Borkowski
                                            Title: Chief Financial Officer


Date:  July 15, 2005

                               INDEX TO EXHIBITS


Exhibit
Number      Document
------      --------
(a)(1)(A)   Offer to Purchase dated June 16, 2005.****
(a)(1)(B)   Letter of Transmittal (including Guidelines of the
            Internal Revenue Service for Certification of Taxpayer
            Identification Number on
            Substitute Form W-9).***
(a)(1)(C)   Notice of Guaranteed Delivery.***
(a)(1)(D)   Letter to Shareholders, dated June 16, 2005.****
(a)(1)(E)   Letter to Brokers, Dealers, Banks, Trust Companies and Other
            Nominees.****
(a)(1)(F)   Letter to Clients for use by Brokers, Dealers, Banks, Trust
            Companies and Other Nominees.***
(a)(1)(G)   Letter from Mylan Laboratories Inc. to Participants in its
            Profit Sharing 401(k) Plan.***
(a)(5)(A)   Form of Summary Advertisement.****
(a)(5)(B)   Press Release issued by the registrant on June 16, 2005.****
(a)(5)(C)   Press Release issued by the registrant on July 6, 2005.**
(a)(5)(D)   Press Release issued by the registrant on July 11, 2005.**
(a)(5)(E)   Press Release issued by the registrant on July 15, 2005.*
(b)         Commitment Letter from Merrill Lynch Capital Corporation and
            Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of
            June 13, 2005.****
(d)(1)      Rights Agreement dated as of August 22, 1996, between the
            registrant and American Stock Transfer & Trust Co., filed as
            Exhibit 4.1 to Form 8-K filed with the SEC on September 3, 1996, and incorporated herein by reference.
(d)(2)      Amendment to Rights Agreement dated as of November 8, 1999, between the registrant and American Stock Transfer & Trust Co., filed as
            Exhibit 1 to Form 8-A/A, filed with the SEC on March 31, 2000.
(d)(3)      Amendment No. 2 to Rights Agreement dated as of August 13, 2004, between the registrant and American Stock Transfer & Trust Company, filed as Exhibit 4.1 to the Report on Form 8-K filed with the SEC on August 16, 2004, and incorporated herein by reference.
(d)(4)      Amendment No. 3 to Rights Agreement dated as of September 8, 2004, between the registrant and American Stock Transfer & Trust Company, filed as Exhibit 4.1 to the Report on Form 8-K filed with the SEC on September 9, 2004, and incorporated herein by reference.
(d)(5)      Amendment No. 4 to Rights Agreement dated as of December 2, 2004, between the registrant and American Stock Transfer &Trust Company, filed as Exhibit 4.1 to the Report on Form 8-K filed with the SEC on December 3, 2004, and incorporated herein by reference.
(d)(6)      Mylan Laboratories Inc. 1986 Incentive Stock Option Plan, as
            amended to date, filed as Exhibit 10(b) to Form 10-K for the fiscal year ended March 31, 1993, and incorporated herein by reference.
(d)(7)      Mylan Laboratories Inc. 1997 Incentive Stock Option Plan, as
            amended to date, filed as Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2002, and incorporated herein by reference.
(d)(8)      Mylan Laboratories Inc. 1992 Nonemployee Director Stock Option
            Plan, as amended to date, filed as Exhibit 10(l) to Form 10-K for the fiscal year ended March 31, 1998, and incorporated herein by reference.
(d)(9)      Mylan Laboratories Inc. 2003 Long-Term Incentive Plan, filed as
            Appendix A to Definitive Proxy Statement on Schedule 14A, filed with the SEC on June 23, 2003, and incorporated herein by reference.
(d)(10)     Executive Employment Agreement dated July 22, 2002, between the registrant and Robert J. Coury, filed as Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference.
(d)(11)     Amendment No. 1 to Executive Employment Agreement dated as of
            December 15, 2003, between the registrant and Robert J. Coury, filed as Exhibit 10.15(a) to Form 10-Q for the quarter ended
            December 31, 2003, and incorporated herein by reference.

(d)(12) Executive Employment Agreement dated as of July 1, 2004, between the registrant and Edward J. Borkowski, filed as Exhibit 10.27 to Form 10-Q/A for the quarter ended September 30, 2004 and incorporated herein by reference.
(d)(13) Executive Employment Agreement dated as of July 1, 2004, between the registrant and Louis J. DeBone, filed as Exhibit 10.28 to Form 10-Q/A for the quarter ended September 30, 2004 and incorporated herein by reference.
(d)(14) Executive Employment Agreement dated as of July 1, 2004, between the registrant and John P. O'Donnell, filed as Exhibit 10.29 to Form 8-K, filed with the SEC on December 3, 2004 and incorporated herein by reference.
(d)(15) Executive Employment Agreement dated as of July 1, 2004, between the registrant and Stuart A. Williams, filed as Exhibit 10.30 to Form 10-Q/A for the quarter ended September 30, 2004, and incorporated herein by reference.
(d)(16) Form of Employment Agreement dated as of December 15, 2003, between the registrant and certain executive officers (other than named executive officers), filed as Exhibit 10.18 to Form 10 Q for the quarter ended December 31, 2003, and incorporated herein by reference.
(d)(17) Penederm Incorporated Employee Stock Option Plan incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8, filed with the Commission on October 5, 1998, File No. 333-65329.
(d)(18) Penederm Incorporated 1994 Nonemployee Directors Stock Option Plan incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8, filed with the Commission on October 5, 1998, File No. 333-65327.
(g)         Not applicable.
(h)         Not applicable.
_________________

  *      Filed herewith.

  **     Previously filed on Amendment No. 2 to Schedule TO on July 11, 2005.

  ***    Previously filed on Amendment No. 1 to Schedule TO on June 17, 2005.

  ****   Previously filed on Schedule TO on June 16, 2005.